Jeffrey C. Newman

Vice President, Chief Financial

Officer, Secretary and Treasurer

608-252-7149

January 14, 2009

Mr. H. Christopher Owings

Via EDGAR

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Subject:

MGE Energy, Inc., and Madison Gas and Electric Company

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 26, 2008

Forms 10-Q for the Fiscal Quarters Ended March 31, June 30, and September 30, 2008

Filed May 7, August 7, and November 5, 2008

Definitive Proxy Statement on Schedule 14A filed April 14, 2008

File Nos. 000-49965 and 000-01125

Dear Mr. Owings:

Set forth below are the responses of MGE Energy, Inc. (MGE Energy) and Madison Gas and Electric Company (MGE) to the letter addressed to Gary J. Wolter dated December 30, 2008, from H. Christopher Owings containing comments on (i) our Form 10-K for the year ended December 30, 2007, (ii) our Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2008, and (iii) our definitive proxy statement on Schedule 14A.

For convenience of reference, the text of each of the comments in the Staff's letter has been reproduced in italicized text below, and our responses then follow.

Form l0-K for the Fiscal Year Ended December 30, 2007

General

1.

On your corporate website, please include a hyperlink directly to the Forms 3, 4 and 5 filed by section 16 reporting persons. Currently, the link that you provide is to the list of all of your SEC filings. Please refer to Final Rule: Mandated Electronic Filing and Website Posting for Forms 3, 4 and 5, Release No. 33-8230 (May 7, 2003) and Rule 16a-3(k) under the Securities Exchange Act of 1934.

Response:

We have changed our Web site to include a hyperlink directly to the Forms 3, 4, and 5 filed by our Section 16 reporting persons. The direct hyperlink is contained below for your reference.

http://www.mgeenergy.com/reports/sec16.htm

Mr. H. Christopher Owings

January 14, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

2.

We note that some of your disclosure in the Management's Discussion and Analysis section would benefit from providing relevant material information within the same context. For example, we note on page 36 you indicate that in fiscal year 2007 MGE Energy received $2.5 million in cash proceeds as a result of the Congestion Cost and Line Loss Allocation Services Agreement to which MGE Energy is a party. This agreement is not explained until footnote 6 of the consolidated financial statements. Please revise your disclosure to ensure that relevant material elements of your disclosure are provided within the same context.

Response:

We have noted your comment and will structure our disclosures to discuss relevant material information within the same relative context in the Management's Discussion and Analysis section of our future filings. As an example, using the Congestion Cost and Line Loss Allocation Services Agreement mentioned in the liquidity discussion on page 36, we would revise the text as follows:

During the twelve months ended December 31, 2007, MGE Energy received $2.5 million in cash proceeds as a result of a Congestion Cost and Line Loss Allocation Services Agreement. In 2007, MGE, along with several other load serving entities in Wisconsin and Upper Michigan, signed a five year agreement in which the parties agreed to aggregate and equitably allocate specified costs that have not been perfectly allocated by the MISO Day 2 electricity market. Amounts collected in 2007 related to this agreement were returned to customers in 2008.

3.

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

•

Economic or industry-wide factors relevant to your company, and

•

Material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We have noted your comment and in future filings will revise and expand the "General" section to summarize the more important aspects of the text that follows. That discussion will include known material trends and uncertainties that have had, and are reasonably likely to continue to have, a material impact on our business, including the quality and variability of earnings and cash flows. As presently discussed in other areas of our periodic reports, we will address the following items that primarily affect our business:

Mr. H. Christopher Owings

January 14, 2009

•

Weather, and its impact on customer sales of electricity and gas,

•

Economic conditions, including current business and financing conditions,

•

Regulation and regulatory issues,

•

Energy commodity prices,

•

Interest rates and our debt credit rating,

•

Environmental laws and regulation, including pending environmental rule changes,

•

Construction risk in connection with the Elm Road generating units, and

•

Other matters as they are identified.

Results of Operations, page 23

4.

For the twelve month period ended December 31, 2007, we note you indicate that your utility operations experienced an increase in electric revenues due in part to an increase in sales for resale. It does not appear that you describe the mechanics of sales for resale in your filing. Please revise your disclosure to explain sales for resale.

Response:

We will include a description of sales for resale in our future filings. We anticipate that the disclosure will be written as follows:

Sales for resale represent wholesale sales made to third parties who are not ultimate users of the electricity. Those sales may include spot market transactions on the markets operated by Midwest Independent System Operator, Inc. (MISO) or PJM Interconnection, LLC (PJM). Those sales may also include bilateral sales to other utilities or power marketers.

Exhibits 31.1, 31.2, 31.3 and 31.4

5.

Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. As such, please include the parenthetical that states "the registrant's fourth fiscal quarter in the case of an annual report" as set forth in subparagraph 4(d) and use the word "information" rather than "data" as is currently set forth in subparagraph 5(a). We note similar issues in the certifications filed with the Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008.

Response:

We confirm that future certifications will conform to the requirements of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Environmental Matters, page 47

6.

We note on page 48 you state that a "final report from Governor Doyle's Global Warming Task Force was approved on July 24, 2008, concluding over a year's work by the task force." Please discuss, with a view towards future disclosure, any material effect the issuance of this report has on you.

Mr. H. Christopher Owings

January 14, 2009

Response:

The discussion of the impact of this final report was set forth in our Form 10-Q quarterly report for the fiscal quarter ended September 30, 2008, which stated: "A final report from Governor Doyle's Global Warming Task Force was approved on July 24, 2008, concluding over a year's work by the task force. While several Public Service Commission of Wisconsin (PSCW) dockets have been created as a result of Task Force recommendations, it is unknown at this time the extent to which the Task Force recommendations will be implemented in Wisconsin or the effect that these recommendations might have on MGE operations."

As noted in the third quarter report, we are unable at this time to determine if any material effect will result from these recommendations, since they are non-binding recommendations and are in a proposal phase. In future filings, we will expand, as applicable, the existing description of the report to include a brief summary of the general nature of the proposals along with a description of any reasonably foreseeable effects.

Definitive Proxy Statement on Schedule 14A

General

7.

Please describe your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K. It is unclear from the disclosure regarding the Audit Committee on page 9 whether you have a separate related person transaction policy. Please clarify.

Response:

We will clarify our policies and procedures with respect to the review, approval or ratification of transactions required to be reported under Item 404(a) of Regulation S-K in future filings. Under our Audit Committee's Charter, that Committee is responsible for reviewing all related party transactions that are required to be disclosed under applicable rules of the Securities and Exchange Commission. That Committee has a procedure for reviewing those transactions. We are taking formal steps with our Audit Committee to reduce that procedure to writing, which we expect will be completed in time for our next proxy statement. Under the current procedure, which is expected to be reflected in writing, the Company's internal auditor is charged with identifying to the Audit Committee the transactions to be reviewed. The review considers all material facts in assessing the appropriateness of any identified transactions. Thus, the disclosure in future filings would state the following:

Our Audit Committee is responsible for reviewing all transactions between our Company and related parties that require disclosure under applicable rules of the Securities and Exchange Commission. Under that procedure, which is in writing, our internal auditor is responsible for identifying to the Committee the transactions requiring review. In its review, the Committee considers the material facts of the transaction, including the circumstances underlying its initiation or origination and the dollar amounts involved; the related person's relationship to the Company and interest in the transaction; and whether the terms of the transaction are comparable to the terms available to unrelated third parties.

When the written form of the procedure is finalized, the foregoing proposed disclosure would be modified, as needed, to conform to the written procedure.

Mr. H. Christopher Owings

January 14, 2009

Executive Compensation, page 11

8.

You provide a general discussion of the elements considered in determining the compensation paid to named executive officers, however, it does not appear that you explain how you determine the specific amount you pay under each element. For example, on page 14 you state that "[w]here applicable, peer company information may be supplemented with general and industry-specific survey data that provides position-based compensation levels across broad industry segments." As an additional example, you indicate that you utilize benchmarking, but on page 14 you state that "realized total compensation during any given year may be above or below the benchmark compensation levels." Please provide more detail regarding how you arrive at the amount paid with respect to each element of compensation. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

We will revise our compensation discussion in future filings to emphasize earlier in the text several points and concepts that are responsive to your comments that now appear later in the body of the text. We believe the existing executive compensation discussion contains information regarding the manner in which specific amounts of compensation are determined. It describes:

•

The data and elements considered by our Compensation Committee in setting compensation;

•

The use of market information to establish general parameters, but not to establish specific formulae or percentage relationships;

•

Our Compensation Committee's policy of targeting annual compensation levels at or below competitive market median levels; and

•

The subjective nature of the process by which individual compensation is set, which considers individual roles, responsibilities, experience, skills and accomplishments.

As noted, we will emphasize these matters by revising the description of the Compensation Committee process that will appear in future filings to state earlier in the discussion the aforementioned policy and the subjective nature of the determinations.

As noted in several places within the existing discussion, our Compensation Committee uses market information, but does not rely upon specific formulae based upon, or defined percentage relationships to, that market information. For example, on page 12 of the proxy statement, it is noted that:

Toward this end, specific individual targets or Company performance formulas are not set. Instead, market-based salary ranges are examined for each position, and an executive's positioning within that range is determined by that individual's experience in their position, as well as the Company's evaluation of each individual's performance during that year.

Later, on page 14 of the proxy statement, it is noted:

Relative to the comparative market data, our Committee does not set a specific targeted percentile as part of its compensation philosophy. An executive's positioning against the competitive labor market would reflect that executive's experience, marketability and performance over a period of time. While we use benchmarking as described above in determining appropriate compensation ranges, the Committee avoids making 'automatic' adjustments based on an employee's positioning relative to the market.

Mr. H. Christopher Owings

January 14, 2009

The process relies heavily upon the individual experience, knowledge of the business, judgment and subjective evaluations of the Committee members, aided by market data and informed advice from their independent compensation consultant, Pearl Meyer & Partners. The goal of the process, which is discussed in the context of the annual incentive and the long-term incentives on page 15 of the proxy statement, is to achieve a compensation package at or below competitive market median levels. The decision-making structure is generally described under "Role of the Compensation Committee" on page 12 of the proxy statement. We believe the subjective nature of the process is illustrated by some of the decisional elements mentioned in the previously quoted phrases. It is also expressly noted in passages such as appear under "Annual Incentive Bonus" under "Pay Mix" on page 14: "Awards are determined on a judgmental basis, taking into account a number of performance dimensions as described below."

As noted, these concepts appear in the existing discussion, albeit at places throughout the text. We will modify the text in future filings to make the points more directly and earlier in the text.

4.

We note on page 12 you state that "specific individual targets or Company performance formulas are not set." We also note that in the third paragraph on the same page you discuss the creation of a long-term incentive plan for your executives pursuant to which award levels for executives are determined based on a variety of factors including "individual performance." Please discuss, with a view towards disclosure, how individual performance is evaluated if you do not utilize targets.

Response:

As noted in our response to comment no. 8, the goal of our Compensation Committee is to achieve a structure with compensation levels at or below competitive market median levels. This goal is accomplished by receiving input in the form of market data from the Compensation Committee's independent compensation consultant, Pearl Meyer & Partners, and applying the Committee members' individual experience, knowledge of the business, judgment and subjective evaluation to the individual employee's role, responsibilities, experience, skills and accomplishments, which we believe is the best indicator of appropriate levels of compensation when considered in conjunction with market data. We note that the guidance issued in the Compliance & Disclosure Interpretations in response to question 118.04 indicates that targets with respect to qualitative and subjective performance goals need not be disclosed. As noted in our previous response to comment no. 8, we will modify the discussion in future filings to clarify the goal of the process as well as the subjective nature of the determinations.

5.

We note on page 15 that 2007 earnings per share finished at $2.27 compared to $2.06 in 2006. If applicable, please disclose the 2007 targeted earnings per share level for named executive officers to receive an award under the annual incentive plan. If you believe that disclosure of this target is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for you to achieve the target level. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also disclose the minimum, targeted and maximum amount of an annual incentive award that each named executive officer could receive under the plan and explain how the registrant determines the amount to pay. See Item 402(b)(1)(v) of Regulation S-K. Finally, tell us why you did not include amounts payable under the annual incentive plan in the non-equity incentive column of the summary compensation table or in the grants of plan-based awards table. See Item 402 of Regulation S-K.

Mr. H. Christopher Owings

January 14, 2009

Response:

The annual incentive plan does not have pre-established performance targets. Assessments are made by the Compensation Committee at year-end based upon our Company's overall performance and the individual accomplishments and contributions of the executive officers. The items mentioned under the "Annual Incentive" heading on page 15 of the proxy statement reflect items that the Committee considered at year-end in making its determination on the awards. We will clarify that these items are considered, but not used as definitive targets, in future filings.

Earnings per share is not an established performance target under the annual incentive plan. Thus, there is no 2007 targeted earning per share level to disclose.

There is no pre-established minimum, targeted or maximum amount of an award that an individual named executive officer can receive.

Finally, the reason for not reporting the annual incentive plan payment in the "Non-Equity Incentive Plan Compensation" column (as opposed to the "Bonus" column) in the Summary Compensation Table is that the performance targets are not (and were not) pre-established and communicated as a part of the annual incentive plan. The same explanation would apply to the omission of the Grants of Plan-Based Awards table.

2007 Summary Compensation Table, page 17

6.

Please disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management's discussion and analysis. See the Instruction to Item 402(c)(2)(v) of Regulation S-K.

Response:

In future filings, we will include a cross reference to the discussion of the assumptions made in the valuation of the stock awards. That discussion appears in Footnote 1 (t) in the 2007 Form 10-K and is quoted below:

"The MGE Energy Board approved a Performance Unit Plan (the "Plan") on December 15, 2006. Under the Plan, eligible participants may receive performance units that entitle the holder to receive a cash payment equal to the value of a designated number of shares of MGE Energy's common stock, plus dividend equivalent payments thereon, at the end of the set performance period. Per the Plan's provisions, these awards are subject to a prescribed vesting schedule and must be settled in cash. Accordingly, no new shares of common stock will be issued in connection with the Plan. MGE and MGE Energy have adopted the provisions of SFAS 123R, Share-Based Payment. This guidance establishes standards for the accounting of transactions in which an entity exchanges equity instruments for goods and services. Additionally, this standard addresses the accounting for transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments.

Based on the provisions of SFAS 123R, MGE Energy and MGE will initially measure the cost of the employee services received in exchange for the award based on current market value of MGE Energy common stock. The fair value of the award will be subsequently re-measured at each reporting date through the settlement date. Changes in fair value during the requisite period will be recognized as compensation cost over that period."

Mr. H. Christopher Owings

January 14, 2009

12.

We note on page 22 you state that severance payments to Ms. Euclide differ from those paid to your other named executive officers, but it does not appear that there is a discussion of the reasons for this difference. Please separately discuss materially different compensation policies and decisions for named executive officers. Refer to II.B.l of Securities Act Release 33-8732A.

Response:

We will discuss materially different compensation policies and decisions in future filings. With respect to the referenced matter, the severance payments are set forth in individual agreements with each of the named executive officers. The agreements with each of Messrs. Wolter, Hanson, Neitzel and Newman were entered into at earlier dates (in some cases, 1994) than the agreement with Ms. Euclide. Ms. Euclide's agreement was entered in November 2001 in connection with the commencement of her employment with the Company and reflected the results of a negotiation of her overall compensation package.

We acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosure in our filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (608) 252-7149. If for any reason it would be useful to contact me by e-mail, my address is jnewman@mge.com.

Sincerely, /s/ Jeffrey C. Newman Jeffrey C. Newman Vice President, Chief Financial Officer, Secretary and Treasurer (Chief Accounting Officer)

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